Exhibit 23.2

Consent of Independent Auditors

The Board of Directors
Boise Inc.:

        We consent to the incorporation by reference in the registration statement (No. 333-150563) on Form S-8 and the registration statement (No. 333-155595) on Form S-3 of Boise Paper Products of our report dated February 23, 2009, with respect to the consolidated balance sheet of Boise Paper Products as of December 31, 2007, and the related consolidated statements of income, capital, and cash flows for the period from January 1, 2008 through February 21, 2008, and for each of the years in the two-year period ended December 31, 2007, which report appears in the December 31, 2008 annual report on Form 10-K of Boise Inc.

/s/ KPMG LLP

Boise, Idaho
February 23, 2009